SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)*

                                  Intrado Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    46117A100
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 7, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  586,016

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  586,016

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  586,016

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Select, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  5,944

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  5,944

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  5,944

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Less than 0.1%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners Offshore, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  715,184

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  715,184

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  715,184

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.0%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Group, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,321,384

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,321,384

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,321,384

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,321,384

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,321,384

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,321,384

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.5%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  591,960

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  591,960

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  591,960

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Christian Leone

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,321,384

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,321,384

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,321,384

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.5%

14.      TYPE OF REPORTING PERSON*
                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.01 par value (the "Common Stock"), of Intrado Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of October 6, 2005 and amends and supplements the Schedule 13D filed on September 26, 2005 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:

     - Luxor Capital Partners, LP, a Delaware limited partnership ("Onshore Fund").

     - LCG Select, LLC, a Delaware limited liability company ("Select").

     - Luxor Capital Partners Offshore, Ltd., a Cayman Island exempted company ("Offshore Fund").

     - Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group").

     - Luxor Management, LLC, a Delaware limited liability company ("Luxor Management").

     - LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings").

     - Christian Leone, a United States Citizen ("Mr. Leone").

     Luxor Capital Group is the investment manager of the Onshore Fund, Select and the Offshore Fund, and is also the manager of other separate accounts. Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. LCG Holdings is the general partner of the Onshore Fund and the managing member of Select. Mr. Leone is the managing member of LCG Holdings.

     Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, Select and the Offshore Fund. LCG Holdings and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund and Select.

     The business address of each of the Onshore Fund, Select, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 767 Fifth Avenue, 19th Floor, New York, New York 10153.

     The business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman Islands.

     The principal business of each of the Onshore Fund, Select and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Luxor Capital Group is providing investment management services.

     The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.

     The principal business of LCG Holdings is serving as the general partner of the Onshore Fund and the managing member of Select.

     Mr. Leone's principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

     The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Onshore Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                   AMOUNT OF FUNDS
Working Capital                   $9,665,011.55 (excluding commissions)


     The source and amount of funds used by Select in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                   AMOUNT OF FUNDS
Working Capital                   $101,999.63 (excluding commissions)


     The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                   AMOUNT OF FUNDS
Working Capital                   $11,795,359.95 (excluding commissions)

     The source and amount of funds used by the accounts separately managed by Luxor Capital Group in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                   AMOUNT OF FUNDS
Working Capital                   $244,353.80 (excluding commissions)

ITEM 4.  Purpose of Transaction.

     The Reporting Persons have sent a letter to Stephen O. James, Lead Director of the Issuer, dated October 7, 2005 (the "October 7 Letter"). In the October 7 Letter, the Reporting Persons make several proposals they believe will enhance shareholder value. The Reporting Persons encourage the Issuer to meet with Shamrock Partners, an institutional investor and shareholder of the Issuer, prior to October 17, 2005, repurchase a significant amount of Common Stock through the assumption of a reasonable debt level for a business with stable, recurring cash flows, craft a Long Term Incentive Plan aligning management and owners, and to add additional directors, specifically those with meaningful ownership in the Issuer. A copy of the October 7 Letter is attached hereto as Exhibit D. The Reporting Persons may in the future meet with and/or send additional correspondence to the Issuer's management and Board of Directors.

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own:

          (i) The Onshore Fund beneficially owns 586,016 shares of Common Stock representing 3.3% of all of the outstanding shares of Common Stock.

          (ii)  Select   beneficially   owns  5,944   shares  of  Common   Stock
     representing  less  than  0.1% of all of the  outstanding  shares of Common
     Stock.

          (iii) The Offshore Fund beneficially owns 715,184 shares of Common Stock representing 4.0% of all of the outstanding shares of Common Stock.

          (iv) Luxor Capital Group, as the investment manager of the Onshore Fund, Select and the Offshore Fund, may be deemed to beneficially own the 1,307,144 shares of Common Stock held by them, and an additional 14,240 shares of Common Stock held in accounts that it separately manages. The 1,321,384 shares of Common Stock beneficially owned by Luxor Capital Group represents 7.5% of all of the outstanding shares of Common Stock.

          (v) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Luxor Capital Group.

          (vi) LCG Holdings may be deemed to be the beneficial owner of the shares of Common Stock held by the Onshore Fund and Select.

          (vii) Mr. Leone may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by LCG Holdings.

          (viii) Collectively, the Reporting Persons beneficially own 1,321,384 shares of Common Stock representing 7.5% of all of the outstanding shares of Common Stock.

     (b)  (i) The Onshore Fund,  Luxor  Capital  Group,  Luxor  Management,  LCG
Holdings and Mr. Leone have shared power to vote or direct the vote of the 586,016 shares of Common Stock held by the Onshore Fund.

          Select, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to vote or direct the vote of the 5,944 shares of Common Stock held by Select.

          The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 715,184 shares of Common Stock held by the Offshore Fund.

          Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 14,240 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

          (ii) The Onshore Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to dispose or direct the disposition of the 586,016 shares of Common Stock beneficially held by the Onshore Fund.

          Select, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to dispose or direct the disposition of the 5,944 shares of Common Stock beneficially held by Select.

          The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 715,184 shares of Common Stock held by the Offshore Fund.

          Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 14,240 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

     (c) The following transactions were effected by Select during the past sixty (60) days:

                                            Approx. Price per
                           Amount of Shs.   Share (excl. of
Date        Security       Bought (Sold)    commissions)

09/28/05    Common         5,944                17.16


     The following transactions were effected by the accounts separately managed by Luxor Capital Group during the past sixty (60) days:

                                            Approx. Price per
                           Amount of Shs.   Share (excl. of
Date        Security       Bought (Sold)    commissions)

09/28/05    Common         13,940               17.16
09/29/05    Common         300                  17.14


     No other transaction other than what has previously been publicly reported in this Schedule 13D has been effected by the Reporting Persons. The above transactions were effected on the Nasdaq Stock Market.

     (d) Not applicable.

     (e) Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Directors  and  Executive  Officers  of  the  Offshore  Fund
                 (previously filed)

     Exhibit B - Joint Filing  Agreement  dated  September 26, 2005  (previously filed)

     Exhibit C - Letter  from the  Reporting  Persons  to Lead  Director  of the
                 Issuer, dated September 26, 2005 (previously filed)

     Exhibit D - Letter from the  Reporting  Persons to the Lead Director of the
                 Issuer, dated October 7, 2005

     Exhibit E - Joint Filing Agreement dated October 7, 2005

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 7, 2005

          LUXOR CAPITAL PARTNERS, LP
          By: LCG Holdings, LLC, as General Partner


              By: /s/ Christian Leone
                  -------------------
                      Christian Leone,
                      Managing Member


          LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


          By: /s/ Christian Leone
              -------------------
                  Christian Leone,
                  Director


          LCG SELECT, LLC
          By: LCG Holdings, LLC, as Managing Member


              By: /s/ Christian Leone
                  -------------------
                      Christian Leone,
                      Managing Member


          LUXOR CAPITAL GROUP, LP
          By: Luxor Management, LLC, as General Partner


              By: /s/ Christian Leone
                  -------------------
                      Christian Leone,
                      Managing Member


          LCG HOLDINGS, LLC


          By: /s/ Christian Leone
              -------------------
                  Christian Leone,
                  Managing Member



          LUXOR MANAGEMENT, LLC

          By: /s/ Christian Leone
              -------------------
                  Christian Leone,
                  Managing Member



          /s/ Christian Leone
          -------------------
              Christian Leone

                                    EXHIBIT D

                      [Luxor Capital Group, LP Letterhead]

October 7, 2005

Mr. Stephen O. James
Lead Director
Intrado Inc.
1601 Dry Creek Drive
Longmont, CO 80503

Dear Mr. James,

     We have reviewed Shamrock's filing dated October 3, 2005. We agree, "A constructive dialogue with shareholders is far more preferable to a distracting and costly fight." In light of these circumstances, we hope this letter is helpful in guiding the Board.

     As detailed in Shamrock's September 1, 2005 filing, Shamrock had "spoken to other significant institutional shareholders of Intrado...and they support
[Shamrock's]   views....Collectively,   these   shareholders  and  Shamrock  own
approximately 35% of the Company's stock." We own 7.5% of Intrado, all of which we acquired since Shamrock's September 1, 2005 13D filing. While we have not spoken with Shamrock, we agree with the concerns they expressed.

     We feel it necessary to point out - there is a large group of institutional investors, likely representing a majority, requesting that you engage constructively in discussions with a major shareholder over ways to enhance shareholder value. Specifically, we encourage you to arrange a meeting prior to October 17, 2005 with Shamrock, repurchase a significant amount of stock through the assumption of a reasonable debt level for a business with stable, recurring cash flows, craft a Long Term Incentive Plan aligning management and owners and, most importantly, add additional directors, specifically those with meaningful ownership in the Company.

     We feel strongly that management and the Board take the aforementioned steps, and we are prepared to consider all appropriate measures to ensure that such actions are properly implemented in a timely manner.

     As always, please feel free to contact me if you would like to discuss any of the above.



                                                 Sincerely,
                                                 /s/ Christian Leone
                                                 Christian Leone

                                    EXHIBIT E
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Intrado Inc. dated as of September 26, 2005, as amended on October 7, 2005, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  October 7, 2005

          LUXOR CAPITAL PARTNERS, LP
          By: LCG Holdings, LLC, as General Partner


              By: /s/ Christian Leone
                  -------------------
                      Christian Leone,
                      Managing Member


          LCG SELECT, LLC
          By: LCG Holdings, LLC, as Managing Member


              By: /s/ Christian Leone
                  -------------------
                      Christian Leone,
                      Managing Member


          LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


          By: /s/ Christian Leone
              -------------------
                  Christian Leone,
                  Director


          LUXOR CAPITAL GROUP, LP
          By: Luxor Management, LLC, as General Partner


              By: /s/ Christian Leone
                  -------------------
                      Christian Leone,
                      Managing Member


          LCG HOLDINGS, LLC


          By: /s/ Christian Leone
              -------------------
                  Christian Leone,
                  Managing Member


          LUXOR MANAGEMENT, LLC

          By: /s/ Christian Leone
              -------------------
                  Christian Leone,
                  Managing Member



          /s/ Christian Leone
          -------------------
              Christian Leone